NICOLET BANKSHARES, INC.

111 NORTH WASHINGTON STREET

GREEN BAY, WISCONSIN 54301

(920) 430-1400

August 27, 2019

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness

Nicolet Bankshares, Inc. (the “Company”)

Registration Statement on Form S-4

File No. 333-232971

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (Registration No. 333-232971) (the “Registration Statement”) to 4:30 pm, Eastern Time, on Thursday, August 29, 2019, or as soon thereafter as practicable.

Please contact Robert Klingler of Bryan Cave Leighton Paisner LLP, counsel to the Company at (404) 572-6810 or Robert.Klingler@BCLPlaw.com with any questions or concerns.

NICOLET BANKSHARES, INC.

By:	/s/ Ann K. Lawson
Ann K. Lawson
Chief Financial Officer